                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934
                  FOR THE PLAN YEAR ENDED             DECEMBER 31, 2001      .
                                          -----------------------------------


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM             TO              .
                                                 -----------    -------------


COMMISSION FILE NUMBER                 0-11527                     .
                       --------------------------------------------



A.         MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN




B.         MPSI SYSTEMS INC.

           4343 SOUTH 118TH EAST AVENUE

           TULSA, OKLAHOMA  74146

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

            AS OF DECEMBER 31, 2001 AND 2000, AND FOR THE YEAR ENDED
                                DECEMBER 31, 2001


                                    CONTENTS

                                                                                           Page No.
(a)  Financial Statements:

     (1) Reports of Independent Auditors..............................................        3

     (2) Statements of Net Assets Available for Benefits .............................        5

     (3) Statement of Changes in Net Assets Available for Benefits....................        6

     (4) Notes to Financial Statements................................................        7

     (5) Supplemental Schedule:
                Schedule H; Line 4i:  - Schedule of Assets (Held at End of Year)......       11

(b)  Signatures.......................................................................       12

(c)  Exhibits -
     23.1.a     Consent of Independent Auditors - Tullius Taylor Sartain & Sartain LLP
     23.1.b     Consent of Independent Auditors - Ernst & Young LLP

                    REPORT OF INDEPENDENT AUDITORS - CURRENT


Plan Administrator
MPSI Systems Inc. Matching Investment Plan

We have audited the accompanying statement of net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Tullius Taylor Sartain & Sartain LLP


Tulsa, Oklahoma
June 11, 2002

                     REPORT OF INDEPENDENT AUDITORS - FORMER


Plan Administrator
MPSI Systems, Inc. Matching Investment Plan

We have audited the accompanying statement of net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP


Tulsa, Oklahoma
June 26, 2001

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                      DECEMBER 31, 2001               DECEMBER 31, 2000
                                                                      -----------------               -----------------
ASSETS
Investments, at fair value                                                $4,851,764                     $5,095,159
RECEIVABLES:
   Employee contributions                                                     25,403                         23,803
   Employer contributions                                                    123,277                        129,087
   Accrued interest / dividends                                                1,704                         21,885
                                                                          ----------                     ----------
                                                                             150,384                        174,775
                                                                          ----------                     ----------

NET ASSETS AVAILABLE FOR BENEFITS                                         $5,002,148                     $5,269,934
                                                                          ==========                     ==========

See accompanying notes

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                              YEAR ENDED DECEMBER 31, 2001
ADDITIONS
Investment income (loss):
   Net depreciation in fair
      value of investments                                                                   $   (460,948)
   Interest and dividends                                                                         118,141


Contributions:
   Employees                                                                                      408,421
   Employer                                                                                       151,549
                                                                                             ------------
Net additions                                                                                     217,163

DEDUCTIONS
   Benefit payments                                                                               484,949
                                                                                             ------------

Net decrease                                                                                     (267,786)

Net assets available for benefits, at beginning of year                                         5,269,934
                                                                                             ------------


NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR                                            $  5,002,148
                                                                                             ============

See accompanying notes

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


(1)     DESCRIPTION OF THE PLAN

        The following description of MPSI Systems Inc. Matching Investment Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan covering substantially all employees of MPSI Systems Inc. (the "Company"). All employees of the Company meeting eligibility requirements set forth in the Plan may participate in the Plan as of January 1 and July 1 of the Plan year following their completion of a six-month period of service and attainment of the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        CONTRIBUTIONS

        Each year, participants may contribute up to 16% of their annual compensation, as defined by the Plan subject to certain limitations. A participant's interest in compensation deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce future Company contributions. If the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

        The Company's accrued discretionary matching contribution is based upon a Matching Percentage applied to the participants' qualifying contributions. At its discretion, the Company may match up to 100% of the participant deferrals up to the first 6% of participant compensation.

        In 2001, the Company Match for the 2000 Plan year was made in cash and allocated to participant accounts based upon contribution elections made by each participant. The Company's matching percentage is 50 percent for Plan year 2001.

        INVESTMENT OPTIONS

        Participants may direct their employee contributions and any Company contributions into any of the investment options selected by the plan administrator. One such investment option is the MPSI Stock Fund.

        PARTICIPANT LOANS

        A participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have three loans outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant's principal residence which may not exceed fifteen years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

        PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

        PAYMENT OF BENEFITS

        On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

        Distributions are also permitted to satisfy a financial hardship, as defined by the Plan.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The financial statements of the Plan are prepared on the accrual basis of accounting.

        INVESTMENT VALUATION AND INCOME RECOGNITION

        The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by Pink Sheets LLC. Investments in registered investment companies are stated at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in money market funds are stated at par value, which approximates fair value. Investments in common/collective trusts are valued by the Trustee of the Plan based on the fair value of the underlying assets. Participant loans are stated at cost, which approximates fair value.

        ADMINISTRATION OF THE PLAN

        Committee members are appointed by the Company to administer the Plan. The Company bears all costs associated with administering the Plan, except for minor administrative expenses paid by the Plan.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


(3)     INVESTMENTS

        Investments are maintained by the trustee of the Plan, Merrill Lynch Trust Company (the "Trustee") in accordance with trust agreements.

        During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for common stock and published market prices for registered investment companies as follows:

                                                                                           Net Appreciation
                                                                                            (Depreciation)
                                                                                           in Fair Value of
                                                                                              Investments
                                                                                           ----------------
           Corporate bonds and notes                                                           $   2,532
           MPSI common stock                                                                     (58,369)
           Registered investment companies                                                      (405,111)
                                                                                               ---------

                Total                                                                          $(460,948)
                                                                                               =========


        The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                            December 31,
                                                                                                 2001
                                                                                            ------------
           Merrill Lynch Focus Fund                                                         $    639,699
           Merrill Lynch Global Allocation Fund                                                  894,229
           Merrill Lynch Retirement Preservation Trust                                           741,215
           Merrill Lynch Equity Index Trust                                                      511,558
           Oppenheimer Total Return Fund                                                         314,162
           Seligman Communication Fund                                                           311,456



                                                                                            December 31,
                                                                                                 2000
                                                                                            ------------
           Merrill Lynch Focus Fund                                                         $    703,465
           Merrill Lynch Global Allocation Fund                                                  978,021
           Merrill Lynch Retirement Preservation Trust                                           814,828
           Merrill Lynch Equity Index Trust                                                      622,620
           Oppenheimer Total Return Fund                                                         331,544
           Seligman Communication Fund                                                           282,298


(4)     RELATED PARTY TRANSACTIONS

        Certain investments are shares of mutual funds managed by Merrill Lynch Trust Company ("Merrill Lynch"). Merrill Lynch is the trustee as defined by the Plan; and, therefore, these transactions qualify as party-in-interest transactions. The Company pays for the investment management fees on behalf of the Plan.

(5)     RECONCILIATION TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                                   December 31,
                                                                                        2001                      2000
                                                                                     -----------               -----------
           Net assets available for benefits per the financial statements            $ 5,002,148               $ 5,269,934
           Less: Contributions receivable                                                148,680                        --
                                                                                     -----------               -----------

           Net assets available for benefits per the Form 5500                       $ 4,853,468               $ 5,269,934
                                                                                     ===========               ===========


        The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2001:


                                                                                    December 31,
                                                                                       2001
                                                                                    ------------
           Net decrease in net assets available for benefits per
                the financial statements                                            $   (267,786)
           Difference in contributions received                                            4,210
           Difference in investment income                                                32,058
           Difference in benefit payments                                                (11,623)
                                                                                    ------------

           Net decrease in net assets available for benefits per
                the Form 5500                                                       $   (243,141)
                                                                                    ============


(6)     INCOME TAX STATUS

        The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under
        Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has since been amended. The trustee, plan administrator and Company are not aware of any course of action or series of events that have occurred that would adversely affect the qualified status of the Plan.

(7)     SUBSEQUENT EVENT

        Subsequent to December 31, 2001, the Plan was amended to allow participants to defer up to 75% of their annual compensation subject to other statutory restrictions. Also, the vesting schedule was amended to a five-year graded schedule.

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001


(a)                  (b)                                            (c)                      (d)        (e)
                                                        Description of Investment,
     Identity of Issue, Borrower, Lessor             Including Maturity Date, Rate of                 Current
              or Similar Party                        Interest, Par or Maturity Value       Cost       Value
-------------------------------------------------------------------------------------------------------------------
  REGISTERED INVESTMENT COMPANIES
*    Merrill Lynch Focus Fund                             58,850 Class B Shares              **    $     639,699
*    Merrill Lynch Global Allocation Fund                 70,914 Class B Shares              **          894,229
*    Merrill Lynch Corporate Bond Fund                    10,944 Class B Shares              **          123,668
*    Merrill Lynch Healthcare Fund                        24,043 Class D Shares              **          154,837
     Oppenheimer Total Return Fund                        30,208 Class A Shares              **          314,162
     AIM Balanced                                          7,768 Class A Shares              **          201,500
     AIM International Fund                                1,256 Class A Shares              **           18,721
     John Hancock Small Cap Fund                          11,311 Class A Shares              **          111,184
     Munder Net Net Fund                                   7,905 Class A Shares              **          142,140
     Alliance Premier Growth Fund                          6,404 Class A Shares              **          130,116
     Seligman Communication Fund                          12,185 Class A Shares              **          311,456
     MFS Capital Opportunity Fund                         14,485 Class A Shares              **          194,531
     Mass Investors Growth Stock Fund                     12,739 Class A Shares              **          164,205




  COMMON/COLLECTIVE TRUST
*    Merrill Lynch Retirement Preservation Trust         741,215 Units                       **          741,215
*    Merrill Lynch Equity Index Trust                      6,347 Tier I Shares               **          511,558

  COMMON STOCK
*    MPSI Systems Inc.                                   126,146 Common Shares               **           25,229

* LOANS TO PARTICIPANTS                                  Interest rates range from
                                                          10.5% to 6.0%                      --          173,314


*  Indicates party-in-Interest to the Plan.

** Investments are participant directed, thus cost information is not applicable.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                                 Name of Plan




Date:    July 2, 2002              By       /s/ William H. Webb, Jr.
                                     -------------------------------------------
                                         William H. Webb, Jr., Chairman
                                            Administrative Committee

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
23.1.a     Consent of Independent Auditors - Tullius Taylor Sartain & Sartain
           LLP

23.1.b     Consent of Independent Auditors - Ernst & Young LLP